# SHANGHAI COMMERCIAL BANK LTD
(INCORPORATED IN HONGKONG)

**TSIMSHATSUI BRANCH**
7 HANKOW ROAD, TSIMSHATSUI
KOWLOON, HONG KONG

FAX NO    : (852) 27303367
TEL NO    : (852) 27308211
WEB SITE  : www.shacombank.com.hk

**Confidential**

Our Reference: LPC15/335/0903021

June 8, 2009

Mr Lee Kwok Leung
Director
Green Dragon Wood Products Co Ltd
Room 312, New East Ocean Centre
9 Science Museum Road
Tsimshatsui, Kowloon

Dear Mr Lee,

### Re: Banking Facilities

As discussed, we refer to our previous facility letter dated August 19, 2008 and are pleased to offer the revised banking facilities ("Facilities") as described in this letter ("Facility Letter") to you subject to the provisions herein contained, the Terms and Conditions and the Appendix hereto. Please note that the Appendix forms an integral part of this Facility Letter and the terms and expressions used herein are as defined and construed in the Appendix. This Facility Letter is intended to set out all the terms and provisions of the Facilities.

| Description of Facilities | Features |
|---|---|
| **Revolving Trade Financing Facilities:**<br><br>**(i)  not to exceed HKD2,750,000 for L/C, I/B, T/R, I/N, I/V, P/L and D/P, within which, I/V and P/L are subject to a sub-limit of HKD2,000,000** | • Interest on I/B, I/N, I/V, P/L and D/P in HK Dollars is to be charged at 0.25% p.a. over Prime. At current Prime of 5.25% p.a., the effective interest rate is 5.5% p.a.<br><br>• Interest on I/B, I/N, I/V, P/L and D/P in US Dollars is to be charged at 0.25% p.a. over US Prime. At current US Prime of 3.25% p.a., the effective interest rate is 3.5% p.a.<br><br>• Otherwise, interest and fees are to be charged at our prevailing rates applicable to trade financing facilities.<br><br>• I/B is to be repaid within 120 days from the delivery of goods and/or documents under our L/C, less any usance/credit periods granted by your suppliers. |



Green Dragon Wood Products Co Ltd

- I/N or I/V up to 120 days, less any credit periods granted by your suppliers, can be drawn for the retirement of inward collection bills or settlement of accounts due and payable to your suppliers respectively. In the latter case, you must lodge with us your suppliers' invoices plus any evidence of receipt of goods acceptable to us. Proceeds of payment will be remitted to your supplier's account directly by us.

- Invoices issued by your group company(s) or related company(s) will not be considered as eligible.

- P/L is available up to 70% of the unused value of export L/C(s) lodged with us and issued in your favour by banks acceptable to us.

- Your D/P bills must be drawn on drawees pre-approved by us.

(ii) **not to exceed HKD1,750,000 for Back-to-Back L/C**

- Back-to-Back L/C is to be issued against your buyer's export L/C(s) issued in your favour by banks acceptable to us on 100% mirror terms basis.

(iii) **not to exceed HKD2,000,000 for O/B**

- Negotiation of O/B is to be effected only against documents which are in strict compliance with all terms of its corresponding L/Cs.



# SHANGHAI COMMERCIAL BANK LTD
(INCORPORATED IN HONGKONG)

Green Dragon Wood Products Co Ltd

**Securities** : 1. An existing charge on cash deposits for not less than USD264,500 held in your name; and

2. Existing continuing guarantees in our favour given by Mr Lee Kwok Leung to secure all amounts payable by Green Dragon Wood Products Co Ltd for an aggregate amount of HKD7,500,000 together with interest, fees, costs and expenses.

(Collectively, the "Security Documents")

**Facility Fee** : An annual fee for HKD9,063 will be debited from your Checking Account.

**Privilege** : You will enjoy a favourable scale of charges on our trade services as follows:

L/C opening commission:

- Up to USD50,000
  or its equivalence in other currencies          1/4%
- Balance in excess of USD50,000                   1/16%

    **Please indicate your acceptance of the Facilities by signing and returning the enclosed duplicate of this Facility Letter duly signed by you and the relevant party(ies) (if any) within 14 days hereof, failing which the offer in this Facility Letter will lapse (unless otherwise agreed by our bank). This letter shall be supplemental and additional to our previous facility letter dated August 19, 2008.** If and to the extent there is any inconsistency between this letter and the said letter, the terms of this letter shall prevail.

    We also enclose a set of documents which should be completed and returned to us. If you have any queries regarding the completion of the required documents or this letter, please do not hesitate to contact Mr Mak Hon Ming, Branch Manager at 27370128 or Ms Elaine Wong, Relationship Manager at 27370166.



# SHANGHAI COMMERCIAL BANK LTD

(INCORPORATED IN HONGKONG)

Green Dragon Wood Products Co Ltd

We offer an array of wealth management and insurance products to meet your corporate and personal needs. Your designated officer will be glad to introduce our professional staff to you for tailoring the most suitable investment and insurance plan at your choice so you can secure yourselves with various types of protection and grow your wealth continuously.

Yours sincerely,
For and on behalf of
Shanghai Commercial Bank Ltd

Authorized Signatures

YUEN Man-ho (B-712) WONG Kwei-fun (A-2791

**We agree to accept the Facilities and be bound by all the Terms and Conditions as the Borrower and Chargor.**

**I agree to be bound by the above terms as the Guarantor.**

For and on behalf of
GREEN DRAGON WOOD PRODUCTS CO. LIMITED
隆基木業有限公司

Authorized Signature(s)

Borrower and Chargor: Green Dragon Wood Products Co Ltd
Date:

Guarantor: Lee Kwok Leung
Date:

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